February 13, 2006	David A. Broadwin Boston Office 617.832.1259 dbroadwin@foleyhoag.com
VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Mail Stop 6010 Washington D.C. 20549 Attention: Peggy A. Fisher Adélaja K. Heyliger
Re:	Technest Holdings, Inc.
Registration Statement on Form SB-2
filed December 22, 2005
Amendment No. 1 to Registration Statement on Form SB-2
filed January 6, 2006
File No. 333-130617

Ladies and Gentlemen:

In response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in Ms. Peggy A. Fisher’s letter of February 2, 2006 (the “Comment Letter”) regarding the above-referenced Registration Statement on Form SB-2 (the “Registration Statement”), and at the request of Mr. Adélaja K. Heyliger, we submit on behalf of Technest Holdings, Inc. (“Technest” or the “Company”), the information set forth below in response to the Staff’s comment number 1 of the Comment Letter. In addition, Technest had a follow-up question regarding comment number 18, which is set forth below. To assist you in your review, we have included the text of the comments in bold before Technest’s response/question.

COMMENT

1.  Please delete the shares you are attempting to register for resale that are held by Markland, which currently holds 98% of your common stock. See Rule 415(a)(1)(i).

U.S. Securities and Exchange Commission
February 13, 2006

RESPONSE

We understand comment number 1 to be expressing the Staff’s concern that the current offering proposed to be registered on behalf of Markland as a selling stockholder on the above-referenced Form SB-2 (the “Offering”), should be viewed as a primary offering by Technest, rather than a secondary offering by Markland, and therefore, Rule 415 is not available for the Offering.

This letter will detail our analysis as to why Technest believes the Offering to be of the type of traditional shelf-offering for which Rule 415 is available.

We have based our analysis on the characteristics of the Offering set forth below and on various interpretations found in the Manual of Publicly Available Telephone Interpretations (the “Telephone Manual”). For your convenience, we have attached the relevant telephone interpretations to this letter.

We believe that Rule 415(a)(1)(ix)1  is available for the Offering. We also believe that Rule 415(a)(1)(i) should be available for the Offering, if the offering is not made on behalf of the registrant.

Rule 415(a)(1)(i), the section of Rule 415 which has been referenced in the Staff’s comment, excludes, on its face, offerings “by or on behalf of the registrant, a subsidiary of the registrant or a parent of the registrant” We recognize that, given Markland’s current ownership level in Technest2 , Technest is a subsidiary of Markland. However, we note that the other subsections of Rule 415(a)(1) may permit the registration of offerings for parents or subsidiaries of the issuer. Rule 415(a)(1)(x) expressly provides for offerings by parents and subsidiaries, and we see no principled basis why an offering by a parent or subsidiary that otherwise meets the requirements of one of the provisions of Rule 415(a)(1)(ii) through (x) should not be available to parents or subsidiaries of the registrant. For example, we believe that Rule 415(a)(1)(v) would, and should, be available for the pledge by a parent of stock of a subsidiary. There is further support for this proposition in Telephone Interpretation No. D-38 which states in part, “as a practical matter, parents and most subsidiaries of an issuer would have enough of an identity of interest with the issuer so as not to be able to make ‘secondary’ offerings of the issuer’s securities.”

_____________
1 Rule 415(a)(1)(ix) reads “Securities the offering of which will be commenced promptly, will be made on a continuous basis and may continue for a period in excess of 30 days from the date of initial effectiveness.”

2 Markland currently owns 90% of Technest’s outstanding common stock on a primary basis.

U.S. Securities and Exchange Commission
February 13, 2006

        The Commission generally takes the position that sales by an affiliate are “on behalf of the registrant,” however, this isn’t always the case.3  The percentage of issued and outstanding shares of Technest held by Markland (approximately 90%4 ) together with the overlapping board composition of the two companies make Markland an affiliate of Technest. However, the staff has stated in Telephone Interpretation No. D-38, that “affiliates of issuers are not necessarily treated as being the alter egos of the issuers.” In the same Interpretation, the Staff noted “[u]nder appropriate circumstances, affiliates may make offerings which are deemed to be genuine secondaries.”

Furthermore, the Commission has stated that the percentage ownership by the affiliate is not in itself a bar to the use of Rule 415 for a secondary offering. In Telephone Interpretation No. D-44, the Staff noted that Rule 415(a)(4), which places limitations including volume limitations on "at-the-market" equity offerings, applies “only to offerings by or on behalf of the registrant” and that “a secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”[emphasis added] In this case the Staff advised that a controlling person of an issuer, owning a 73% block, could sell the block in a registered "at-the-market" equity offering.

If, in this case, the control person was other than a natural person, the issuer would have been a subsidiary of the registrant, and Rule 415(a)(1)(i) would not have been available on its face. We see no principled basis for distinguishing between natural persons and legal entities in the application of Rule 415. Furthermore, we believe the purpose of the language limiting Rule 415(a)(1)(i) to persons other than the registrant, a subsidiary of the registrant, or a person of which the registrant is a subsidiary is to prevent registrants from making offerings not contemplated by the rule. For these reasons we also believe that Rule 415(a)(1)(i) should be available for offerings not “by or on behalf of the registrant” even if the selling stockholder is technically a “parent” of the registrant.

The fact that an offering is deemed to be primary, as a consequence of the relationship between the selling stockholder and the registrant, does not compel the conclusion that the offering is “by or on behalf of the registrant” and therefore subject to the requirements of Rule 415(a)(4)5 . We believe that, under appropriate circumstances, such an offering may be made under Rule 415 by a person of whom the registrant is a subsidiary without meeting the requirements of Rule 415(a)(4) -- if the offering is not by or on behalf of the registrant. We do not believe that the proposed Offering is being made “by or on behalf of the registrant.”

_________________
3 See Telephone Interpretation No. D-38.

4 Markland currently owns 90% of Technest common stock on a primary basis and 82% on a fully diluted basis (assuming the conversion of all of our convertible securities and the exercise of all warrants to purchase Technest common stock).

5 We acknowledge that Rule 415(a)(4) restricts at-the-market offerings and because the offering is an “at-the-market offering” and Technest does not meet the registrant requirements for the use of Form S-3, the Offering would fail to qualify for certain subsections of Rule 415(a)(1) if it is deemed to be “by or on behalf of the registrant.”

U.S. Securities and Exchange Commission
February 13, 2006

The shares are being offered by a stockholder (Markland), not Technest Holdings, Inc. and therefore not being offered by the registrant.

In Telephone Interpretation No. D-29, the Staff noted that if an “offering is deemed to be on behalf of the issuer, the Rule [Rule 415] will in some cases be unavailable” and “[T]he question of whether an offering styled as a secondary one is really on behalf of the issuer is a difficult factual one….”[emphasis added] The question whether the proposed Offering by Markland is made on behalf of the registrant (and therefore subject to the limitations of Rule 415(a)(4)) does not rest solely on whether or not Technest is a subsidiary of Markland, rather it depends upon the facts and circumstances of the particular case.

Telephone Interpretation No. D-29 sets forth factors to consider in determining whether an offering is secondary or primary:

•  how long the selling shareholders have held the shares;
•  the circumstances under which the selling stockholders received the shares;
•  their relationship to the issuer;
•  the amount of shares involved;
•  whether the sellers are in the business of underwriting securities; and
•  whether, under all the circumstances, it appears that the seller is acting as a conduit for the issuer.

In addition to the these factors, which are discussed below, we believe the Staff should consider, and perhaps give significant weight to, the reasons for the Offering and the use of proceeds.

Markland’s reasons for the Offering and use of proceeds. Markland’s reason for this Offering is to raise cash to meet Markland’s corporate needs. Markland does not have sufficient cash flows to support its anticipated administrative and regulatory expenses. In addition to its customary operating expenses, which Markland funds with payments for services that it provides to Technest as well as through offerings of its own securities, Markland has recently received extensive accounting comments on a registration statement filed with the Securities and Exchange Commission and believes it will be facing a multiyear restatement of its financial statements. Markland estimates this restatement to have a cost in the hundreds of thousands of dollars. Markland believes that it will be unable to raise additional so-called PIPE financing, as it has in the past. In part this situation is due to Markland’s low stock price6  and in part due to its need to restate its financial statements before any registration statement for its securities will be declared effective. As a consequence, Markland’s only current source of cash is payment for services that it provides to Technest. These payments are not sufficient to meet Markland’s needs. Markland’s only other source of cash is the sale of its Technest common stock. Having liquidity in these shares is a critical component of Markland’s plan to meet its ongoing needs. Technest produces positive cash flow at the operating level and is able to fully fund it operations with the revenue it generates. Most importantly, the fact that none of the proceeds of the Offering will be used to fund any activities of Technest demonstrates that the Offering is not for the benefit of Technest.

_________________
6On February 10, 2006, the closing price of Markland’s securities traded on the OTCBB was $0.0219 per share.

U.S. Securities and Exchange Commission
February 13, 2006

We believe that these reasons for the Offering weigh heavily in favor of a conclusion that the Offering is not on behalf of Technest and that the limitations of Rule 415(a)(4) should not apply to the Offering. As noted above, we believe that the Offering may be made under Rule 415(a)(ix) or under Rule 415(a)(1)(i).

Holding period and circumstances under which the shares were acquired. Many of the shares in the Offering (1,954,023 shares issued in connection with Technest’s acquisition of Genex Technologies) have been outstanding for almost a year, and in fact, will be eligible for resale (subject to volume restrictions) under Rule 144 on February 14, 2005. The remaining shares were acquired by Markland in connection with the reorganization of E-OIR Technologies, Inc., a former subsidiary of Markland, now a wholly owned subsidiary of Technest, which occurred on August 17, 2005, almost six months ago. All of these shares were acquired for investment and not with the intention of effecting a distribution.

With respect to all of the shares, Markland acquired the shares in connection with strategic acquisitions, took the shares as restricted securities and has born the investment risk. At the time of the acquisition of the shares Markland anticipated being able to raise financing necessary to fund its operations. Markland’s circumstances have changed, and it is these changed circumstances -- not an initial intent to resell -- that now motivate Markland to sell its Technest shares. In our view, the circumstances under which Markland obtained their shares does not suggest an underwriting arrangement, or provide a basis for concluding that they are acting as a conduit for a primary offering by the Company.

Relationship to the issuer: Markland is an “affiliate” of the Company under Rule 405 under the Securities Act. Technest has disclosed this fact and all relationships between Markland and Technest, including certain interlocking officers and directors, throughout the prospectus and the footnotes to the table set forth in the “Selling Stockholders” section included in the Registration Statement. Markland has not made any agreement to act on the Company’s behalf in connection with any sale of the shares covered by the Registration Statement, and Technest will have no control over the any aspect of the sales made by Markland pursuant to the Offering. Technest is financially independent from Markland and will not share in any of the proceeds of the Offering. Furthermore, to a certain extent, Technest’s interests may be to limit sales of its shares if it believes that ongoing sales by Markland will create downward pressure on the market price of Technest common stock. We do not believe that the affiliate relationship, arising in part from the overlap in the individuals managing the two companies, a fact which is fully disclosed throughout the Registration Statement, of itself compels the conclusion that Markland is acting on Technest’s behalf in this Offering.

U.S. Securities and Exchange Commission
February 13, 2006

Amount of shares involved: The shares covered by the Registration Statement represent, assuming conversion and/or exercise of all convertible preferred stock, options and warrants, approximately 79% of the total number of Technest’s issued and outstanding shares of common stock. However, as stated above, the total number of shares involved is not itself determinative of whether Rule 415(a)(4) applies. Also, Markland has declared a dividend of up to 2,500,000 shares of its holdings of Technest stock, which will further reduce Markland’s ownership in Technest. We recognize that Markland’s voting power in Technest is a significant factor, but we do not believe that including a large number of shares, by itself determines the nature of the Offering. Under the facts and circumstances test set forth by the Staff and under existing Staff Interpretive guidance, the aggregate number of shares in the Offering is consistent with a conclusion that Rule 415 is available for the proposed Offering.

Whether Markland is in the business of underwriting securities: Markland is not in the business of underwriting securities. Markland has not agreed to act in any way as an underwriter or otherwise to participate on Technest’s behalf in a distribution of the shares covered by the Registration Statement. As stated above, the Company’s sole purpose in filing the Registration Statement is to facilitate the sale of the shares by the Markland if and when they elect to make sales from time to time in accordance with the plan of distribution described therein. Furthermore, Technest will not directly or indirectly participate in the proceeds of the Offering.

Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer: Considering that Technest will not receive, directly or indirectly, any of the proceeds of the Offering and all of the other factors described above, we believe that the evidence strongly supports the conclusion that Markland is acting on its own behalf and not as conduit for Technest.

We believe that in the case of an affiliate seeking to sell shares under Rule 415 other than pursuant to Rule 415(a)(4), the burden should be on the affiliate to demonstrate that the sales are not “on behalf of” the registrant. In Markland’s case where (1) there is a clear and unambiguous motive for the sales, (2) there are no alternative sources of financing to meet Markland’s current cash needs, (3) none of the proceeds will go, directly or indirectly, to the benefit of the registrant, (4) the shares were acquired with investment intent and not with a view towards distribution, and (5) there is no evidence that the selling stockholder is acting as an underwriter or a conduit for the registrant, and (6) where the issuer is financially independent, the proposed Offering should not be deemed to be made “on behalf of the registrant.”

        We hope that the foregoing responses satisfactorily address the Staff’s comment regarding the inclusion of the Offering in the Registration Statement.

U.S. Securities and Exchange Commission
February 13, 2006

COMMENT

18. Confirm that you will file a registration statement to cover the shares that Markland purportedly intends to distribute to its shareholders.

FOLLOW-UP QUESTION

In comment number 18, the Staff inquired as to whether Technest plans to file a registration statement covering the Technest shares that Markland plans to distribute to its shareholders as a dividend. Given this inquiry, Technest would like to ask the Staff whether the inclusion of the dividend shares in the Registration Statement would be permissible. Markland would prefer to have such dividend shares included in the Registration Statement, if at all possible.

We look forward to further discussions with you on these issues. Please contact me at (617) 832-1259 or Suzette O’Connor, Technest and Markland’s Co-General Counsel, at (540) 207-3057.

                Regards,

                /s/ David A. Broadwin
                                      David A. Broadwin

Attachments
cc:	Ms. Suzette O'Connor, Esq.
Mr. Daniel Clevenger, Esq.